Via Edgar

June 17, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Dale Welcome, Senior Accountant
Ms. Anne McConnell, Senior Accountant

Re:	B&G Foods, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Form 10-Q for the Quarterly Period Ended April 2, 2022
File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter dated May 13, 2022 (the “Comment Letter”).

We appreciate the Staff granting our request to extend the Company’s deadline to respond to the Comment Letter to June 17, 2022. We have reviewed your comments carefully and set forth our response below. For your convenience, we have included above our response a copy in italics of the comment to which we are responding.

Comment and Response:

Form 10-K for the Fiscal Year Ended January 1, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA Before COVID-19 Expenses, page 42

1.	You disclose that you “define EBITDA as net income before net interest expense, income taxes, depreciation and amortization and loss on extinguishment of debt”. We remind you that to the extent your definition of EBITDA includes any item in addition to what the acronym suggests (e.g., loss on extinguishment of debt), you should revise the title of the measure or remove that item from your definition of EBITDA. Please refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to your presentations of EBITDA in earnings releases under Form 8-K and Form 10-Qs.

Quality Foods Since 1889

We respectfully acknowledge the Staff’s comment and propose updating our disclosure prospectively, beginning with our next earnings release on Form 8-K and quarterly report on Form 10-Q, to remove “loss on extinguishment of debt” from our definition of EBITDA and move such financial measure to our definition of adjusted EBITDA. We note that our company has not had any loss on extinguishment of debt since our fiscal year 2019.

2.	Based on your non-GAAP disclosures and reconciliations, we note EBITDA, Adjusted EBITDA, and Adjusted EBITDA before COVID-19 expenses are presented as non-GAAP performance measures and non-GAAP liquidity measures. We also note the reconciliations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA before COVID-19 expenses to the most directly comparable GAAP measures include a one step indirect reconciliation that begins with net income and ends with net cash provided by operating activities. Please revise your reconciliations to provide a direct reconciliation of these non-GAAP measures from net income and a separate direct reconciliation of these non-GAAP measures from net cash provided by operating activities. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.

We believe the current reconciliation presentation – which our company has been using since our initial public offering almost two decades ago – complies with Item 10(e)(1)(i)(B) of Regulation S-K. However, we respectfully acknowledge the Staff’s comment and propose updating our disclosure prospectively, beginning with our next earnings release under Form 8-K and quarterly report on Form 10-Q, to provide a direct reconciliation of these non-GAAP measures from net income and a separate direct reconciliation of these non-GAAP measures from net cash provided by operating activities.

Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 44

3.	In your reconciliations of adjusted net income, you present adjustments net of tax. Please revise your reconciliations to present the tax effects of non-GAAP adjustments as a separate adjustment and provide an explanation of how the tax impacts are calculated. Please refer to Question 102.11 of the Compliance & Disclosures Interpretations on Non- GAAP Financial Measures. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.

We respectfully acknowledge the Staff’s comment and propose updating our disclosure prospectively, beginning with our next earnings release on Form 8-K and quarterly report on Form 10-Q, to present the tax effects of non-GAAP adjustments as a separate adjustment and, to the extent material, provide an explanation of how the tax impacts are calculated.

Notes to Consolidated Financial Statements

Note (6) Goodwill and Other Intangible Assets, page 70

4.	We note your disclosures regarding the intangible asset impairments you recorded in FY 2021. In order to allow investors to better assess the remaining intangible assets at risk, please disclose here, or under Critical Accounting Policies in MD&A, the remaining carrying values of the partially impaired intangible assets. In addition, based on the intangible asset impairments you recorded, please revise Note (8) - Fair Value Measurements to provide the disclosures required by ASC 820-10-50-2 or explain why you do not believe they are required.

Our annual impairment test for fiscal 2021 resulted in our recording non-cash impairment charges to trademarks for the Static Guard, SnackWell’s, Molly McButter and Farmwise brands of $23.1 million in the aggregate during the fourth quarter of fiscal 2021, which is recorded in “Impairment of intangible assets” in our consolidated statement of operations for fiscal 2021. We partially impaired the Static Guard and Molly McButter brands, and these assets had an aggregate fair value and an aggregate remaining carrying value of $36.5 million at January 1, 2022.

Our company’s significant accounting policies footnote disclosure in our Form 10-K for fiscal 2021 states that our company calculates the fair value of indefinite-lived trademarks using discounted cash flows. Calculating the fair value for these purposes requires significant estimates and assumptions by management. Within the Management’s Discussion and Analysis of Financial Condition and Results of Operations, we qualitatively discuss the circumstances that led to the decline in fair value. Our company concluded that additional quantitative and qualitative disclosure of the selected inputs was not required because the fair value measurements were considered immaterial to our company’s overall consolidated financial statements and to the value of our company’s total indefinite-lived trademarks. The aggregate carrying value of impaired trademarks before impairment charges was less than 1.30% of total assets and less than 2.90% of total indefinite-lived trademarks at January 1, 2022 and after impairment charges was less than 1.00% of total assets and less than 2.20% of total indefinite-lived trademarks at January 1, 2022. As such, we consider the qualitative disclosures surrounding the valuation technique together with our discussion of the facts and circumstances leading to the impairment charges provided in our Form 10-K for fiscal 2021 to be sufficient. We note that our company includes a chart in MD&A that sets forth the book value as of January 1, 2022 of the indefinite-lived trademarks for each of our company’s brands whose net sales equaled or exceeded 3% of our fiscal 2021 or fiscal 2020 net sales and for “all other brands” in the aggregate. Neither Static Guard nor Molly McButter are individually included in the table because neither equals or exceeds 3% of our net sales.

Notwithstanding the above, in light of the Staff’s comment and for completeness of disclosure, in future filings in which our company includes quantitative partial impairment disclosure, in addition to disclosing the dollar value of the impairment charges, we plan to also disclose the remaining carrying values of the impaired assets regardless of materiality.

Form 10-Q for the Quarterly Period Ended April 2, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 27

5.	We note your disclosures regarding the nature of the adjustments you include to determine Adjusted EBITDA, Adjusted EBITDA before COVID-19 expenses, and adjusted net income, including adjustments for acquisitions and divestitures and adjustments for non-recurring expenses, gains, and losses. We also note during the period ended April 2, 2022 these non-GAAP financial measures were not adjusted for the net gain you recorded from the disposition of assets. Please more fully explain to us how you determine the adjustments to include and exclude from the non-GAAP financial measures and specifically address why you believe your non-GAAP financial measures comply with Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

We review possible adjustments for acquisitions and divestitures and adjustments for non-recurring expenses, gains and losses on a case-by-case basis. Our company has not typically taken adjustments to non-GAAP financial measures for gains or losses relating to the sale of property, plant or equipment except in the context of the discontinuation or divestiture of a brand or business. In the case of the net gain recorded from the disposition of assets for the period ended April 2, 2022, our company also concluded that the gain was not material for adjusting the non-GAAP financial measures. In addition, we separately disclosed the net gain on the sale of assets in our consolidated statement of operations, and when discussing adjusted EBITDA, adjusted EBITDA before COVID-19 expenses and adjusted net income in our earnings release and Form 10-Q, our company expressly stated that these non-GAAP financial measures benefited from the net gain on sale.

Due to the immateriality of the net gain, the separate disclosure in the consolidated statement of operations and the express statements made by our company that these non-GAAP financial measures benefited from the net gain recorded in the quarterly period ended April 2, 2022, we believe the non-GAAP financial measures are not misleading and comply with Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 867-5066.

Sincerely,

/s/ Bruce C. Wacha

Bruce C. Wacha
Executive Vice President of Finance and Chief Financial Officer

cc:	Scott E. Lerner, Executive Vice President, General Counsel and Secretary
Michael A. Adasczik, Vice President and Chief Accounting Officer